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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

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                                   FORM N-8A

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      NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
                        INVESTMENT COMPANY ACT OF 1940

   The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

                 Genworth Life & Annuity VA Separate Account 2
                                    (Name)

               6610 West Broad Street, Richmond, Virginia 23230
 (Address of Principal Business Office (No. & Street, City, State, Zip Code))

                                 804-281-6000
                   (Telephone Number (including area code))

                            Heather C. Harker, Esq.
                 Vice President and Associate General Counsel
                            6610 West Broad Street
                           Richmond, Virginia 23230
              (Name and address of agent for service of process)

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Check Appropriate Box:

   Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [_]

   An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the From. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. (S) 3507.

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                                  SIGNATURES

   Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the County of Henrico and Commonwealth of Virginia on the 20th day of April, 2006.

                        Signature: Genworth Life & Annuity VA Separate Account 2
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                                   (Name of Registrant)

                        BY:        Genworth Life and Annuity Insurance Company
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                                   (Name of sponsor, trustee or custodian)

                        BY:        /s/ Heather C. Harker
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                                   Vice President and Associate General Counsel
                                   Genworth Life and Annuity Insurance Company

Attest: /s/ Paul A. Haley
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        Senior Vice President and
        Chief Actuary